As filed with the Securities and Exchange Commission on April 16, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE SHAW GROUP INC.

(Name of Subject Company (Issuer))

THE SHAW GROUP INC.

(Name of Filing Person (Issuer))

LIQUID YIELD OPTION™ NOTES DUE 2021 (ZERO COUPON — SENIOR)

(Title of Class of Securities)

820280AC9

(CUSIP Numbers of Class of Securities)

Copy to:
Gary P. Graphia Secretary and General Counsel The Shaw Group Inc. 4171 Essen Lane Baton Rouge, LA 70809 (225) 932-2500	David P. Oelman Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, TX 77002-6760 (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$58,106,166.39	$7,362.05

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, based upon the maximum amount of cash that might be paid for the Liquid Yield Option™ Notes due 2021 (Zero Coupon — Senior).
**	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of securities proposed to be purchased.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$7,362.05 005-43969 The Shaw Group Inc. April 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     The Shaw Group Inc., a Louisiana corporation (“Shaw”), hereby amends the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on April 2, 2004, with respect to the offer by Shaw to purchase for cash any or all of its outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon — Senior) issued on May 1, 2001 (the “LYONs”) at a purchase price of $683.61 per $1,000 principal amount at maturity, without interest. The information in this Amendment No. 1 to the Schedule TO (“Amendment No. 1”) is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO originally filed by Shaw on April 2, 2004 (including the exhibits thereto), except as specifically stated in this Amendment No. 1. Accordingly, you are encouraged to read the information contained in this Amendment No. 1 in conjunction with the information contained in the Schedule TO originally filed by Shaw on April 2, 2004.

     Shaw’s offer for the LYONs is being made on the terms and subject to the conditions set forth in the Offer to Purchase and Company Notice dated April 2, 2004, as amended by this Amendment No. 1 (the “Offer to Purchase”), and the Letter of Transmittal and Purchase Notice (the “Letter of Transmittal,” which as amended or supplemented from time to time, together with the Offer to Purchase, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule TO on April 2, 2004 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 5:00 p.m., Eastern time, on Friday, April 30, 2004, unless extended or earlier terminated. The Schedule TO and this Amendment No. 1 are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

     The terms “Liquid Yield Option” and “LYONs” are trademarks of Merrill Lynch & Co., Inc.

Item 4. Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The final bullet point under Section 8 —“Expiration, Extension, Amendment or Termination of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“ •	terminate the Offer if any order, statute, rule regulation, executive order, stay, decree, judgment, or injunction enacted, entered issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality would prohibit, prevent, restrict or delay consummation of the Offer.”

Item 7. Source and Amount of Funds or Other Consideration

     Item 7 of the Schedule TO is hereby amended and supplemented as follows:

     Section 12 — “Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding a final paragraph at the end of that section which will read in its entirety as follows:

     “The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (other than circumstances due to any factor within our control) giving rise to such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion up to the Expiration Time. If any condition to the Offer described in this Section 12 is not satisfied or waived by us prior to the Expiration Time, we reserve the right (but shall not be obligated), subject to applicable law, (i) to terminate the Offer and return the tendered LYONs to the tendering holders; (ii) to waive all unsatisfied conditions and accept for payment and purchase all LYONs that are validly tendered (and not withdrawn) prior to the Expiration Time; (iii) to extend the Offer and retain the LYONs that have been tendered during the period for which the Offer is extended; or (iv) to amend the Offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of or otherwise affect any of our other rights and each such right will be deemed an ongoing right which we may assert at any time and from time to time. Any determination by us concerning the events described above will be final and binding upon all parties.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SHAW GROUP INC.

By:	/s/ Gary P. Graphia
	Name:	Gary P. Graphia
	Title:	Secretary and General Counsel Dated: April 16, 2004

INDEX TO EXHIBITS

*(a)(1)(A)	Offer to Purchase and Company Notice, dated April 2, 2004.

*(a)(1)(B)	Letter of Transmittal and Purchase Notice, including taxpayer I.D. guidelines (appears as Exhibit A to the Offer to Purchase and Company Notice).

*(a)(5)	Transmittal Notice dated April 2, 2004.

(b)(1)	Third Amended and Restated Credit Agreement dated March 17, 2003, by and among the Company, as borrower; Credit Lyonnais New York Branch, as a lender, swing line lender, an issuer and agent; Credit Lyonnais Securities, as joint arranger and sole book runner; Credit Suisse First Boston, as joint arranger; Harris Trust and Savings Bank and BNP Paribas, as co-syndication agents; U.S. Bank National Association, as documentation agent; and the other lenders signatory thereto (incorporated by reference to the designated Exhibit to the Company’s Current Report on Form 8-K filed on March 19, 2003).

(b)(2)	Amendment No. 1 to Third Amended and Restated Credit Agreement dated as of May 16, 2003 (incorporated by reference to the designated Exhibit to the Company’s annual report on Form 10-K for the fiscal year ended August 31, 2003, as amended).

(b)(3)	Amendment No. 2 to Third Amended and Restated Credit Agreement dated October 17, 2003 (incorporated by reference to the designated Exhibit to the Company’s annual report on Form 10-K for the fiscal year ended August 31, 2003, as amended).

(b)(4)	Amendment No. 3 to Third Amended and Restated Credit Agreement dated January 30, 2004 (incorporated by reference to the designated Exhibit to the Company’s quarterly report on Form 10-Q for the period ended February 29, 2004).

(c)	Not required.

*(d)	Indenture, dated as of May 1, 2001, by and between The Shaw Group Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw’s current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

(e)	Not required.

(g)	None.

(h)	None.

*	Previously filed